SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

March 31, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In the Annual Shareholder’s Meeting, held on March 31, 2011 the following items were approved with the required quorum being represented:

•
the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2010 including the report of the independent auditors of the Company thereon Medina, Zaldivar, Paredes y Asociados, a member firm of Ernst & Young Global;

•
the election of the Directors of the Company who will hold office until the Annual General Meeting of Shareholders in the third successive year of the year of their appointment, which is the Annual General Meeting of Shareholders of 2014:

Fernando Fort Marie
Reynaldo Llosa Barber
Raimundo Morales Dasso
Felipe Ortiz de Zevallos Madueño
Dionisio Romero Paoletti
Germán Suárez Chávez
Juan Carlos Verme Giannoni
Luis Enrique Yarur Rey;

•	the agreement that the elected Directors will not receive any remuneration from the Company;

•
the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young Global, as the external auditors of the Company to hold office for the financial year 2011, and the delegation to the Board of Directors to approve the auditor’s annual fees .

Sincerely,

/s/ Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative